FORM  4               U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
[ ]  Check this box if                                     OMB APPROVAL
     no longer subject                                  OMB Number 3235-0287
     to Section 16. Form 4                              Expires: January 31,2005
     or Form 5 obligations                              Estimated ave. burden
     may continue.  See                                 hours per response...0.5
     instruction 1(b).

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940
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
----------------------------------------------------------------------------------------------------------------------------
1.Name and Address of                    2.Issuer Name and Ticker or Trading Symbol      6.Relationship of Reporting
  Reporting Person*                                                                        Person(s) to Issuer
                                          FelCor Lodging Trust Incorporated (FCH)            (check all applicable)
                                         ----------------------------------------------
 Corcoran, Jr.      Thomas        J.     3. I.R.S. Identification    4. Statement for     X  Director          10% Owner
---------------------------------------     Number of Reporting         Month/Day/Year   ---               ---
     (Last)                (First)  (MI)    Person, if an entity                          X  Officer           Other
                                            (Voluntary)                 02/13/03         --- (give title   --- (specify
545 East John Carpenter Frwy, Ste 1300                               -----------------        below)            below)
---------------------------------------- -------------------------   5. If Amendment,     President and CEO
      (Street)                                                          Date of Original -----------------------------------
Irving             TX          75062                                    (Month/Day/Year) 7.Individual or Joint/Group
----------------------------------------                                                   Filing (Check Applicable
   (City)         (State)      (Zip)                                 -------------------   Line)

                                                                                           X  Form filed by One Reporting Person
                                                                                          ---
                                                                                              Form filed by More than One
                                                                                          --- Reporting Person

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                                   Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------

1. Title of Security   2. Transaction 2A.       3. Transaction  4. Security Acquired (A)  5. Amount of      6. Owner   7. Nature of
     (Instr.3)            Date        Deemed       Code            or Disposed of (D)        Securities        ship       Indirect
                          (Month/     Execution    (Instr.8)       (Inst.3, 4 & 5)           Beneficially      Form:      Beneficial
                          Day/Yr)     Date, if   -----------------------------------------   Owned             Direct     Owner-
                                      any                                                    Following         (D) or     Ship
                                      (Month/                                                Reported          Indirect
                                       Day/                                   (A)            Transaction(s)    (I)
                                      Year)                                    or            (Instr. 3 and 4)  (Instr. 4) (Instr. 4)
                                                  Code   V          Amount    (D)   Price



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                                                                          Page 1


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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                                     Table II - Derivative Securities Acquired, Disposed of,
                                            or Beneficially Owned (e.g., puts, calls,
                                           warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------

1. Title of                    2. Conversion    3. Transaction  3A. Deemed      4. Transaction  5. Number of Deriv-
   Derivative                     or Exercise      Date (Month      Execution      Code            ative Securities Ac-
   Security                       Price of         (Day/Year)       Date, if       (Instr. 8)      quired (A) or Dis-
   (Instr.3)                      Derivative                        any                            posed of (D)
                                  Security                          (Month/                        (Instr. 3,4, and 5)
                                                                     Day/Year)
                                                                                   Code    V       (A)        (D)


Forward Contract (1)                               2/13/03                          J/K              1
(right/obligation to sell)                                                          (1)
-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------
Forward Contract (1)                               2/14/03                          J/K
(right/obligation to sell)                                                          (1)              1
-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------

-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------

-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------

-------------------------------   ------------   -----------     ------------      -----  ----   ----------  ----------



6. Date Exercisable                 7.  Title & Amount of      8.  Price        9. Number       10. Owner-      11.  Nature
   & Expiration Date                    Underlying Securities      of Deriv-       of Deriv-        ship             of
   (Mon./Day/Year)                      (Inst. 3 & 4)              ative           ative            Form of          Indirect
                                                                   Secur-          Secur-           Deriv-           Benefi-
                                                                   ity             ities            ative            cial
                                                                   (Instr. 5)      Bene-            Security:        Owner-
                                                                                   ficially         (D) or           ship
                                                                                   Owned            Indirect         (Instr. 4)
                                                                                   Follow-          (I)
                                                                                   ing              (Instr. 4)
                                                                                   Reported
                                                                                   Trans-
                                                                                   action(s)
                                                                                   (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
   Date          Expira-             Title        Amount or number
   Exer-         tion                                of Shares
   cisable       Date

                8/13/04          Common Stock       219,125
-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------
                                                                                                                      By FelCor,
                8/13/04          Common Stock        50,000                               2             I             Inc.
-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------

-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------

-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------

-----------   --------------     ---------------  -------------    ----------      -----------      ------------      ----------

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Explanation of Responses:

(1)  See Attachment to this Form 4.







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

                                                                                /s/ Thomas J. Corcoran, Jr.      2/14/03
**Intentional misstatements or omissions of facts constitute Federal            ------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person  Date

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




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                              Attachment to Form 4


Name of designated filer:                Thomas J. Corcoran, Jr.

Address of designated filer:             545 E. John Carpenter Frwy.,
                                         Suite 1300
                                         Irving, Texas  75062

Statement for Month/Day/Year             February 13, 2003

Issuer Name and Ticker or
  Trading Symbol:                        FelCor Lodging Trust Incorporated (FCH)

Transaction of February 13, 2003

         On February 13, 2003,  FelCor,  Inc.,  a private  corporation  of which
Thomas J. Corcoran, Jr. is a director, the president and a 50% stockholder, entered into a Forward Purchase Contract ("Contract 1") with Deutsche Bank AG
("DB") with respect to 219,125 shares ("Contract 1 Amount") of common stock of FelCor Lodging Trust Incorporated ("FCH"). On February 13, 2003, FelCor, Inc.
deposited  219,125  common units of limited  partner  interest in FelCor Lodging
Limited Partnership ("Units") into a collateral account with DB. The Units are redeemable for a like number of shares of common stock of FCH.

         The purchase price payable to FelCor, Inc. under Contract 1 is $1,282,341.41, representing 87% of an aggregate contract price of $1,473,966.23, or $6.7266 per underlying share of FCH common stock ("Floor Price 1"). On August
13,  2004,  or the  earlier  termination  of Contract 1  ("Settlement  Date 1"),
FelCor, Inc. will have the right to settle its obligations to DB with respect to the Contract 1 Amount by redeeming Units and delivering to DB from the collateral account a number of shares of FCH common stock (or at the option of FelCor, Inc., the cash equivalent of such shares) equal to "Settlement Amount
1."

         Settlement Amount 1 will be determined as follows:

         (i)      if the closing  price per share of FCH common  stock on August
                  13, 2004 ("Settlement Value 1"), is less than or equal to Floor Price 1, then Settlement Amount 1 will be equal to the Contract 1 Amount;

         (ii) if Settlement Value 1 is greater than Floor Price 1, but less than or equal to $8.0719 per share ("Threshold Price 1"), then
                  Settlement Amount 1 will be equal to that number of shares of FCH common stock equal to the product of the Contract 1 Amount multiplied by a fraction, the numerator of which is Floor
                  Price 1 and the  denominator  of which is Settlement  Value 1;
                  and


         (iii) if Settlement Value 1 is greater than Threshold Price 1, then Settlement Amount 1 will be equal to that number of shares of FCH common stock equal to the Contract 1 Amount minus the result of dividing (a) the product of (X) the difference between Threshold Price 1 and Floor Price 1 multiplied by (Y) the Contract 1 Amount by (b) Settlement Value 1.

         Transaction of February 14, 2003

         On February 14, 2003, FelCor, Inc. entered into a second Forward Purchase Contract ("Contract 2") with Deutsche Bank AG ("DB") with respect to 50,000 shares ("Contract 2 Amount") of FCH common stock. On February 14, 2003, FelCor, Inc. deposited an additional 50,000 Units into a collateral account with DB. The Units are redeemable for a like number of shares of common stock of FCH.

         The purchase price payable to FelCor, Inc. under Contract 2 is $285,965.00, representing 87% of an aggregate contract price of $328,695.00, or $6.5739 per underlying share of FCH common stock ("Floor Price 2"). On August 13, 2004, or the earlier termination of Contract 2 ("Settlement Date 2"), FelCor, Inc. will have the right to settle its obligations to DB with respect to the Contract 2 Amount by redeeming Units and delivering to DB from the collateral account a number of shares of FCH common stock (or at the option of FelCor, Inc., the cash equivalent of such shares) equal to "Settlement Amount 2."

         Settlement Amount 2 will be determined as follows:

         (i) if the closing price per share of FCH common stock on August 13, 2004 ("Settlement Value 2"), is less than or equal to Floor Price 2, then Settlement Amount 2 will be equal to the Contract 2 Amount;

         (ii) if Settlement Value 2 is greater than Floor Price 2, but less than or equal to $7.8887 per share ("Threshold Price 2"), then Settlement Amount 2 will be equal to that number of shares of FCH common stock equal to the product of the Contract 2 Amount multiplied by a fraction, the numerator of which is Floor Price 2 and the denominator of which is Settlement Value 2; and

         (iii) if Settlement Value 2 is greater than Threshold Price 2, then Settlement Amount 2 will be equal to that number of shares of FCH common stock equal to the Contract 2 Amount minus the result of dividing (a) the product of (X) the difference between Threshold Price 2 and Floor Price 2 multiplied by (Y) the Contract 2 Amount by (b) Settlement Value 2.